

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 20, 2011

<u>Via E-Mail</u>

Mr. John C. Power
President and Chief Executive Officer
Magellan Gold Corporation
P.O. Box 114, 60 Sea Walk Drive
The Sea Ranch, CA 95497

> **Re: Magellan Gold Corporation**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed July 1, 2011**
> **File No. 333-174287**

Dear Mr. Power:

    We have reviewed your registration statement and your letter dated July 1, 2011, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Amendment No. 1 to Registration Statement on Form S-1</u>

<u>General</u>

1. Please provide relevant updates with each amendment. For example, and without limitation, we note that you have provided information in your beneficial ownership table at page 51 as of May 16, 2011, and March 15, 2011. Please revise your filing to update such information.

2. We note that your registration statement covers Athena's distribution of "up to" 3,000,000 shares of your common stock, and we also note counsel's statement in the Exhibit 5.1 legality opinion that "[t]he precise number of shares will be determined at the time of the distribution due to rounding required in the distribution." Given that the record date for the distribution has been set at a date in the past—December 31, 2010—please tell us why you are unable at this time to determine the precise number of shares. If you make any related changes to your registration statement, please ensure that counsel makes any necessary conforming changes in the legality opinion.

3. We note your response to comment two in our letter dated June 14, 2011, and your disclosure that Athena "may be deemed to be" an underwriter of the distribution. Please revise your disclosure to state unequivocally that Athena is an underwriter. In that regard, we note your disclosure at page 21 that Athena acquired the shares of Magellan with the view and intent to undertake the spin-off of those shares to its stockholders.

Safe Harbor for Forward-Looking Statements, page 7

4. We note your response to comment seven in our letter dated June 14, 2011, and we re-issue the comment, in part. Please remove your reference to the "Safe Harbor" for forward-looking statements at page 7.

Risk Factors, page 9

5. Please refer to the paragraph at page 15 captioned, "We are continuously considering possible acquisitions of additional mining properties…." Please reconcile the disclosure in this paragraph with your disclosure elsewhere, such as at page 19, that "Magellan's focus is limited to mineral exploration in Washoe and Churchill Counties, Nevada."

6. Please refer to the paragraph at page 10 captioned, "Even if our exploration efforts at the Properties are successful…." Where you state that "Sources of external financing could include bank borrowings and debt and equity offerings…," please make clear, as you do at page 26, that you currently do not have a specific plan as to how you will obtain funding. Also disclose any consequences that would follow if you failed to meet any of your obligations under your mineral leases and related agreements.

7. Please refer to the paragraph at page 13 captioned, "We might be unable to raise additional financing necessary…." The paragraph describes two distinct risks—that additional financing might not be available and that additional equity financing would dilute existing stockholders. Please separate such risks into two separate risk factors under subcaptions that adequately describe the relevant risks.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 25

8. We note your response to comment eight in our letter dated June 14, 2011, and we re-issue the comment, in part. We note your disclosure at page 26 that your current cash reserves are not sufficient to meet your financial obligations, including your mineral property work commitments and holding costs, for the next twelve-month period. Please disclose here the financial obligations you anticipate in the next twelve-month period. Clarify the amount of capital you will require with respect to your obligations under your mineral leases and related agreements.

Management, page 49

9. We note your revised disclosure at page 49, and your reference to Mr. Power as "one of [y]our directors." Please revise your filing to clarify, if true, that Mr. Power is your sole officer and director.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

*   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Alexandra M. Ledbetter, Staff Attorney, at (202) 551-3317 or Laura Nicholson, Staff Attorney, at (202) 551-3584 with any questions.

Sincerely,

/s/ A. N. Parker *for*

H. Roger Schwall
Assistant Director